Filed by Citigroup Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c)
under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

For Immediate Release
Citigroup Inc. (NYSE: C)
June 16, 2009

Citi Confirms June 16, 2009 Record Date for
Preferred Proxy Statement

New York—As previously announced, Citi confirms that June 16, 2009 is the record date for determining holders of publicly held convertible and non-convertible preferred stock and common stock that are entitled to vote on the matters covered by the preferred proxy statement.  The preferred proxy statement proposes, among other things, certain modifications to the rights of Citi’s preferred stock and an increase in the number of shares of preferred stock that Citi is authorized to issue from 30 million to 2 billion.

The June 16 record date is only relevant for voting purposes for the preferred stock amendments.  All holders of publicly outstanding preferred stock and trust preferred securities (subject to certain limitations set forth in Citi’s filings with the U.S. Securities and Exchange Commission) are eligible to participate in the public exchange offers during the exchange offer period.

A current timeline for Citi’s exchange offers can be found at http://www.citigroup.com/citi/fin/.

# # #

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the "SEC") on June 10, 2009. This registration statement has not yet become effective. Citi will mail the prospectus to the holders of its series of convertible and non-convertible public preferred stock and TruPs and E-TruPs that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TruPs and E-TruPs are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation, Citi has filed preliminary proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards will be mailed to stockholders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials as they become available because they will contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.

Contacts

Media:	Alex Samuelson	(212) 559-2791
	Stephen Cohen	(212) 793-0181
	Jon Diat	(212) 793-5462

Investors:	John Andrews	(212) 559-2718

Fixed Income Investors:	Craig Leslie	(212) 559-5091

Filed by Citigroup Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c)
under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

On June 16, 2009, Citigroup Inc. posted on its Investor Relations website a current timeline for its exchange offers.  A copy of the timeline posted can be found below.

Exchange Offer Timeline

Note: Timing is estimated and is subject to change.

Timing	Action
June 16, 2009	•	Record Date for Preferred Proxy Statement
June 18, 2009	•	File definitive Preferred Proxy Statement and Common Proxy Statement
	•	Begin mailing Preferred Proxy Statement to holders, as of June 16, 2009, of preferred stock and common stock
	•	Begin mailing Common Proxy Statement to holders, as of June 16, 2009, of preferred stock and trust preferred securities
July 24, 2009	•	Currently Scheduled Expiration Date for Exchange Offers
After the Expiration Date but before the Settlement Date	•	If approved, amend Citi’s charter and applicable certificates of designation, as contemplated by the Preferred Proxy Statement
July 29, 2009	•	Currently anticipated Settlement Date for Exchange Offers
	•	Currently anticipated date for issuance of common stock to the Voting Trust
	•	Currently anticipated Record Date for Common Proxy Statement
	•	Begin mailing Common Proxy Statement to holders, as of July 29, 2009, of common stock that was not issued in the Exchange Offers
July 30, 2009	•	Currently anticipated date for distribution of common stock to Exchange Offer participants by Voting Trustee

September 2, 2009	•	Currently anticipated deadline for submission of proxies to execute consents in respect of amendments covered by Common Proxy Statement.
September 9, 2009	•	Currently anticipated date for conversion of interim securities held by the USG and Private Holders into Common Stock (assuming Authorized Share Increase is approved)

# # #

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the "SEC") on June 10, 2009. This registration statement has not yet become effective. Citi will mail the prospectus to the holders of its series of convertible and non-convertible public preferred stock and TruPs and E-TruPs that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TruPs and E-TruPs are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation, Citi has filed preliminary proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards will be mailed to stockholders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials as they become available because they will contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.